Nanometrics Incorporated

1550 Buckeye Drive

Milpitas, California 95035

September 6, 2019

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Amanda Ravitz Heather Percival

Re:	Nanometrics Incorporated for Acceleration of Effective Date Registration Statement on Form S-4, as amended (File No. 333-233304)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Nanometrics Incorporated (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) deem that the above-referenced Registration Statement on Form S-4 (as amended, the “Registration Statement”) be declared effective as of 4:00 p.m. Eastern time, on September 10, 2019, or as soon thereafter as possible, or at such other time as its legal counsel, Cooley LLP, may request by telephone to the staff of the Commission.

Once the Registration Statement has been declared effective, the Company respectfully requests that it be notified orally by telephone call to Anne Lieberman of Cooley LLP at (415) 693-2118 or Sam Livermore of Cooley LLP at (415) 693-2113.

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Sincerely,

NANOMETRICS INCORPORATED

By:	/s/ Greg Swyt
Greg Swyt
Vice President – Finance; Principal Financial and Accounting Officer